Exhibit 21

OPINION RESEARCH CORPORATION AND SUBSIDIARIES

Exhibit (21) Subsidiaries of the Registrant

Name of Incorporation or Organization	State or Other Jurisdiction	Date of Incorporation
Macro International Inc.	Delaware	March 17, 1972

Social & Health Services, Ltd.	Maryland	June 17, 1991

ORC Inc.	Delaware	December 16, 1991

European Information Centre Limited	United Kingdom	December 20, 1991

ORC Holdings, Ltd.	United Kingdom	July 17, 1996

ORC Korea, Ltd.	Korea	November 30, 1996

ORC International Holdings, Inc.	Cayman Islands	March 18, 1997

ORC TeleService Corp.	Delaware	March 26, 1997

Opinion Research Corporation, S.A. de C.V.	Mexico, D.F.	July 10, 1997

ORC ProTel, Inc.	Delaware	November 20, 1997

O.R.C. International Ltd.	United Kingdom	December 15, 1997

Rating Research LLC*	Delaware	January 8, 2001

ORC Telecommunications Ltd.	Maryland	October 3, 2002

*	50% of the voting shares are controlled by the Registrant